Exhibit 99.1

Investor Relations Contact:	Media Contact:
Brian Tanner, Hawaiian Telcom	Scott Simon, Hawaiian Telcom
(808) 546-3442	(808) 546-5466
brian.tanner@hawaiiantel.com	scott.simon@hawaiiantel.com

For Immediate Release

Hawaiian Telcom Reports First Quarter 2012 Results

Business Revenue and Strong Hawaiian Telcom TV Sales Drive Positive First Quarter Results

HONOLULU (Thursday, May 10, 2012) — Hawaiian Telcom Holdco, Inc. (NASDAQ: HCOM) reported financial results for its first quarter ended March 31.  The highlights are as follows:

•                  Revenue totaled $97.6 million, resulting in Adjusted EBITDA(1) of $28.6 million, consistent with the same period a year ago.

•                  First quarter net income of $0.2 million, or $0.02 per diluted share, included a one-time item of $5.1 million, associated with the loss on extinguishment of debt in connection with the successful refinancing of its $300 million term loan.

•                  Adjusting for the $5.1 million one-time item related to the loss on extinguishment of debt, Pro-forma Net Income(2) was $5.3 million, compared to $5.5 million in the prior-year period.

•                  Business revenue increased 5.4 percent year-over-year to $42.1 million driven by growth in business data and high-speed Internet (HSI) revenue as well as higher equipment sales.

•                  Hawaiian Telcom TV subscriber penetration increased to over 9 percent of the 41,200 households enabled, up from nearly 6 percent of the 27,400 households enabled at year-end.

•                  Consumer HSI subscribers increased 2.7 percent year-over-year to 85,500, driven by video bundle sales and enhancements to the broadband network.

•                  Successfully transferred its stock listing to the NASDAQ Global Market from the NASDAQ Capital Market having met its higher listing standards.

“I am pleased with our first quarter results and the progress we are making to improve our revenue composition and transform our growth profile from legacy to next-generation services,” said Eric K. Yeaman, Hawaiian Telcom’s president and CEO.  “Our results reflect the expected decline in certain legacy revenues, but the investment we continue to make in our broadband infrastructure is increasing our capabilities, expanding our product portfolio and better positioning us to grow next-generation revenue.”

“Revenue growth in the business channel included a 9 percent year-over-year increase in business data revenue.  We continue to witness strong market demand for IP-based services as businesses look for ways to control costs and enhance productivity, so we are leveraging our suite of IP-based services and the reach and reliability of our network to continue to take advantage of this trend.

“The wholesale revenue results for the quarter were impacted by an anticipated decline in legacy circuit capacity, but we believe our fiber-to-the-tower investments made in 2011 and going forward position us to realize future growth in this channel over time driven by the higher demand for network capacity from the wireless carriers.

“Demand for Hawaiian Telcom TV remained strong.  The number of subscribers more than doubled to approximately 3,900 at the end of the first quarter and we enabled an additional 13,800 homes in the quarter increasing our footprint to over 41,000 households.  We remain excited by the opportunity video gives us to drive growth in consumer revenues and we will continue to focus on execution to ensure the success of this important initiative.

“We continue to make progress in executing our strategic plan and believe we are well-positioned to improve performance in our key areas of growth to drive long-term shareholder value,” concluded Yeaman.

First Quarter 2012 Results

First quarter revenue was $97.6 million, compared to $98.5 million in the first quarter of 2011.  The 1 percent decrease was due primarily to the impact from access line loss, largely offset by increased equipment sales and growth from video, business data and HSI services.  Adjusted EBITDA was $28.6 million, consistent with the same period a year ago.  Excluding a one-time $5.1 million loss on early extinguishment of debt in connection with the successful refinancing effort completed in the first quarter of 2012, the Company generated net income of $5.3 million compared to $5.5 million in the prior year period.

Business Revenue

First quarter business revenue totaled $42.1 million, up 5.4 percent from the same period a year ago, primarily due to a $2.6 million year-over-year increase in equipment and managed services revenue.  Business data revenue, inclusive of switched Ethernet, IP-VPN and dedicated Internet access, drove the increase as well, up 9 percent from the same period a year ago driven by demand for IP-based data services.  Also contributing to the increase was higher business HSI revenue as a result of a 6 percent year-over-year increase in business HSI subscribers to 17,700.  These increases more than offset the decline in business revenue related to the 3.3 percent and 3.2 percent year-over-year secular decline in business access and long distance lines, respectively.

Consumer Revenue

First quarter consumer revenue totaled $33.6 million, down $1.7 million due to anticipated decline from certain legacy services, partially offset by growth in video and consumer HSI revenue.  The Company’s strategy remains to grow next-generation services while continuing to successfully offset industry-wide structural declines in legacy services.

Video revenue increased to $0.5 million from $0.2 million in the fourth quarter last year driven by a more than doubling of the number of subscribers in the quarter to approximately 3,900.  For the quarter, 13,800 additional homes were enabled, increasing the number of homes enabled to 41,200, resulting in subscriber penetration of over 9 percent, up from nearly 6 percent at 2011 year-end.  During the quarter, the Company signed six new bulk multi-dwelling unit (MDU) contracts adding approximately 1,100 units, increasing its total to 13 bulk MDU contracts and over 3,000 units, and driving effective sales penetration to approximately 15 percent.

Consumer HSI revenue was also up for the quarter led by a 2.7 percent year-over-year increase in consumer HSI subscribers to 85,500.  HSI subscriber growth was driven by high HSI attach rates for new video subscribers and enhancements to the broadband network.  Approximately 60 percent of total video subscribers have a triple-play and 90 percent have a double-play.  Increases driven by its next-generation services were more than offset by the decline in consumer revenue related to the 8.4 percent and 8.1 percent year-over-year secular decline in consumer access and long distance lines, respectively.

Wholesale Revenue

First quarter wholesale revenue totaled $18.6 million, down 4.1 percent from the same period a year ago.  Wholesale carrier data revenue declined 3.6 percent year-over-year to $16.2 million, due to certain wireless carriers disconnecting lower bandwidth legacy circuits, which were replaced with new, more efficient fiber-based, higher bandwidth Ethernet circuits.  Switched carrier access revenue declined 7.1 percent year-over-year to $2.4 million, largely attributable to the overall decline in access lines.

Operating Expenses, Capital Expenditures and Liquidity

Operating expenses, exclusive of depreciation and amortization and one-time charges, decreased 1 percent to $69.3 million, primarily related to a decline in wages and employee benefit costs on lower headcount, largely offset by increased direct cost of goods related to higher equipment sales and higher energy costs.

Capital expenditures totaled $19.8 million in the first quarter, up from $15.5 million in the first quarter 2011 due primarily to investments in broadband network infrastructure and expansion of video enabled households.  Overall, total capital expenditures for 2012 are expected to be consistent with 2011 levels at approximately $78.0 million.

At the end of first quarter 2012, the Company had $60.0 million in cash and cash equivalents compared to $82.1 million at the end of 2011.  The reduction is primarily related to $14.7 million of costs (including prepayment premium, original issue discount and fees and expenses) associated with the refinancing of its $300 million term loan in February 2012, temporary uses of working capital and higher capital expenditures during the quarter.  The refinancing of the $300 million term loan saves the Company approximately $6 million in interest costs per year.  Net Debt(3) was $235.5 million, resulting in a Net Debt to Adjusted EBITDA ratio as of March 31, 2012 of 1.95x.

Section 382 Update

The Company announced that recent trading in the Company’s common stock (the “Common Stock”) has caused the trading restrictions contained in Article VII of the Company’s Amended and Restated Certificate of Incorporation (“Article VII”) to go into effect.

Article VII is intended to minimize the likelihood of an “ownership change,” as defined in Section 382 of the Internal Revenue Code of 1986.  An “ownership change” could cause potentially adverse tax consequences to the Company.  The trading restrictions will expire on October 28, 2012, the second anniversary of the date on which the Company emerged from Chapter 11 bankruptcy protection; provided, however, that the Company’s board of directors may extend the trading restrictions for an additional period of time.

The full description of Article VII is available at http://tradingrestrictions.hawaiiantel.com

Conference Call

The Company will host a conference call to discuss its first quarter 2012 results at 8:00 a.m. (Hawaii Time), or 2:00 p.m. (Eastern Time) on Thursday, May 10, 2012.

To access the call, participants should dial (866) 730-5764 (US/Canada), or (857) 350-1588 (International) ten minutes prior to the start of the call and enter passcode 32300821.

A live webcast of the conference call, including a slide presentation, will be available from the Investor Relations section of the Company’s website at http://hawaiiantel.com.  The webcast will be archived at the same location.

A telephonic replay of the conference call will be available one hour after the conclusion of the call until 11:59 p.m. (Eastern Time) May 17, 2012.  Access the replay by dialing (888) 286-8010 and entering passcode 51201703.  Alternatively, the replay can be accessed by dialing (617) 801-6888 and entering passcode 51201703.

Use of Non-GAAP Financial Measures

This press release contains information about adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA), Pro-forma Net Income and Net Debt. These are non-GAAP financial measures used by Hawaiian Telcom management when evaluating results of operations. Management believes these measures also provide users of the financial statements with additional and useful comparisons of current results of operations with past and future periods. Non-GAAP financial measures should not be construed as being more important than comparable GAAP measures. Detailed reconciliations of Adjusted EBITDA, Pro-forma Net Income and Net Debt to comparable GAAP financial measures have been included in the tables distributed with this release and are available in the Investor Relations section of www.hawaiiantel.com.

Forward-Looking Statements

In addition to historical information, this release includes certain statements and predictions that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  In particular, any statement, projection or estimate that includes or references the words “believes”, “anticipates”, “intends”, “expected”, or any similar expression falls within the safe harbor of forward-looking statements contained in the Reform Act.  Actual results or outcomes may differ materially from those indicated or suggested by any such forward-looking statement for a variety of reasons, including, but not limited to, Hawaiian Telcom’s ability to maintain its market position in communications services, including wireless, wireline and Internet services; general economic trends affecting the purchase or supply of communication services; world and national events that may affect the ability to provide services; changes in the regulatory environment; any rulings, orders or decrees that may be issued by any court or arbitrator; restrictions imposed under various credit facilities and debt instruments; work stoppages caused by labor disputes; adjustments resulting from year-end audit procedures; and Hawaiian Telcom’s ability to develop and launch new products and services. More information on potential risks and uncertainties is available in recent filings with the Securities and Exchange Commission, including Hawaiian Telcom’s 2011 Annual Report on Form 10-K. The information contained in this release is as of May 10, 2012. It is anticipated that subsequent events and developments may cause estimates to change.

About Hawaiian Telcom

Hawaiian Telcom Holdco, Inc., headquartered in Honolulu, is Hawaii’s leading provider of integrated communications solutions for business and residential customers. With roots in Hawaii beginning in 1883, the Company offers a full range of services including voice, video, Internet, data, wireless, and advanced communication and network services supported by the reach and reliability of its network and Hawaii’s only 24/7 state-of-the-art network operations center. With employees statewide sharing a commitment to innovation and a passion for delivering superior service, Hawaiian Telcom provides an Always OnSM customer experience.  For more information, visit www.hawaiiantel.com.

(1)  Adjusted EBITDA is EBITDA plus non-recurring costs not expected to occur regularly in the ordinary course of business.  EBITDA is defined as net income plus interest expense (net of interest income and other), income taxes, depreciation and amortization, and non-cash stock compensation.  The Company believes both of these non-GAAP measures, Adjusted EBITDA and EBITDA, are meaningful performance measures for investors because they are used by our Board and management to evaluate performance, enhance comparability between periods and make operating decisions.  Our use of Adjusted EBITDA and EBITDA may not be comparable to similarly titled measures used by other companies in the telecommunications industry.  A detailed reconciliation of Adjusted EBITDA to comparable GAAP financial measures has been included in the tables distributed with this release.

(2)  Pro-forma Net Income is defined as net income adjusted for the one-time item related to the loss on extinguishment of debt.  The Company believes this non-GAAP measure, Pro-forma Net Income, is a meaningful performance measure for investors because it is used by our Board and management to evaluate performance, enhance comparability between periods and make operating decisions.  Our use of Pro-Forma Net Income may not be comparable to similarly titled measures used by other companies in the telecommunications industry.  A detailed reconciliation of Pro-forma Net Income to comparable GAAP financial measures has been included in the tables distributed with this release.

(3)  Net Debt provides a useful measure of liquidity and financial health. The Company defines Net Debt as the sum of the face amount of short-term and long-term debt and unamortized premium and/or discount, offset by cash and cash equivalents.  A detailed reconciliation of Net Debt has been included in the tables distributed with this release.

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Operations

(Unaudited, dollars in thousands, except per share amounts)

	Three Months Ended
	March 31,
	2012	2011

Operating revenues	$97,574	$98,505

Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	40,799	40,570
Selling, general and administrative	29,026	30,136
Depreciation and amortization	16,588	15,305

Total operating expenses	86,413	86,011

Operating income	11,161	12,494

Other income (expense):
Interest expense	(5,986)	(6,259)
Loss on early extinguishment of debt	(5,112)	—
Interest income and other	12	14

Total other expense	(11,086)	(6,245)

Income before reorganization items and income tax benefit	75	6,249

Reorganization items	—	711

Income before income tax benefit	75	5,538

Income tax benefit	(132)	—

Net income	$207	$5,538

Net income per common share -
Basic	$0.02	$0.55
Diluted	$0.02	$0.51

Weighted average shares used to compute net income per common share -
Basic	10,201,039	10,137,696
Diluted	10,434,026	10,927,658

Hawaiian Telcom Holdco, Inc.

Consolidated Balance Sheets

(Unaudited, dollars in thousands, except per share amounts)

	March 31,	December 31,
	2012	2011

Assets

Current assets
Cash and cash equivalents	$60,048	$82,063
Receivables, net	38,310	37,712
Material and supplies	9,611	8,190
Prepaid expenses	3,797	4,107
Other current assets	2,337	2,127
Total current assets	114,103	134,199
Property, plant and equipment, net	483,572	482,371
Intangible assets, net	40,063	40,745
Other assets	9,640	4,457

Total assets	$647,378	$661,772

Liabilities and Stockholders’ Equity

Current liabilities
Current portion of long-term debt	$1,500	$2,600
Accounts payable	23,565	24,785
Accrued expenses	15,258	23,811
Advance billings and customer deposits	15,482	14,672
Other current liabilities	3,754	3,649
Total current liabilities	59,559	69,517
Long-term debt	294,068	297,400
Employee benefit obligations	120,243	155,428
Other liabilities	3,425	3,231
Total liabilities	477,295	525,576

Commitments and contingencies (Note 11)

Stockholders’ equity
Common stock, par value of $0.01 per share, 245,000,000 shares authorized and 10,240,876 and 10,190,526 shares issued and outstanding at March 31, 2012 and December 31, 2011, respectively	102	102
Additional paid-in capital	164,623	164,328
Accumulated other comprehensive loss	(24,133)	(57,518)
Retained earnings	29,491	29,284
Total stockholders’ equity	170,083	136,196

Total liabilities and stockholders’ equity	$647,378	$661,772

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Cash Flows

(Unaudited, dollars in thousands)

	Three Months Ended
	March 31,
	2012	2011

Cash flows from operating activities:
Net income	$207	$5,538
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	16,588	15,305
Loss on early extinguishment of debt	5,112	—
Employee retirement benefits	(1,796)	(1,369)
Provision for uncollectibles	889	1,068
Reorganization items	—	711
Stock based compensation	340	311
Changes in operating assets and liabilities:
Receivables	(1,487)	(1,901)
Material and supplies	(1,421)	1,363
Prepaid expenses and other current assets	100	959
Accounts payable and accrued expenses	(7,064)	(6,758)
Advance billings and customer deposits	809	(189)
Other current liabilities	105	144
Other	92	(41)
Net cash provided by operating activities before reorganization items	12,474	15,141
Operating cash flows used by reorganization items	—	(1,482)
Net cash provided by operating activities	12,474	13,659

Cash flows used in investing activities:
Capital expenditures	(19,814)	(15,497)
Net cash used in investing activities	(19,814)	(15,497)

Cash provided by financing activities:
Repayment of debt including premium	(306,000)	—
Proceeds from borrowing	295,500	—
Loan refinancing costs	(4,130)	—
Taxes paid related to net share settlement of equity awards	(45)	—
Proceeds from sale of common stock	—	49
Net cash provided by (used in) financing activities	(14,675)	49

Net change in cash and cash equivalents	(22,015)	(1,789)
Cash and cash equivalents, beginning of period	82,063	81,647

Cash and cash equivalents, end of period	$60,048	$79,858

Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	$10,556	$6,409

Hawaiian Telcom Holdco, Inc.

Quarterly Revenue by Category and Channel

(Unaudited, dollars in thousands)

	Three Months Ended
	March 31,		Change
	2012	2011	Amount	Percentage

Wireline Services
Local voice services	$35,697	$37,388	$(1,691)	-4.5%
Network access services
Business data	4,761	4,364	397	9.1%
Wholesale carrier data	16,177	16,787	(610)	-3.6%
Subscriber line access charge	9,836	10,220	(384)	-3.8%
Switched carrier access	2,384	2,566	(182)	-7.1%
	33,158	33,937	(779)	-2.3%
Long distance services	7,448	8,638	(1,190)	-13.8%
High-Speed Internet	8,976	8,767	209	2.4%
Video	497	—	497	NA
Equipment and managed services	8,509	5,897	2,612	44.3%
Other	2,380	2,769	(389)	-14.0%
	96,665	97,396	(731)	-0.8%
Wireless	909	1,109	(200)	-18.0%
	$97,574	$98,505	$(931)	-0.9%

Channel
Business	$42,097	$39,949	$2,148	5.4%
Consumer	33,627	35,325	(1,698)	-4.8%
Wholesale	18,561	19,353	(792)	-4.1%
Other	3,289	3,878	(589)	-15.2%
	$97,574	$98,505	$(931)	-0.9%

Hawaiian Telcom Holdco, Inc.

Schedule of Quarterly Adjusted EBITDA Calculation

(Unaudited, dollars in thousands)

	Three Months Ended
	March 31,
	2012	2011

Net income	$207	$5,538
Income tax benefit	(132)	—
Interest expense and other income and expense, net	11,086	6,245
Reorganization items	—	711
Depreciation and amortization	16,588	15,305
Non-cash stock compensation	340	311
EBITDA	28,089	28,110
Non-recurring costs	503	488

Adjusted EBITDA	$28,592	$28,598

Hawaiian Telcom Holdco, Inc.

Schedule of Quarterly Pro-forma Net Income Calculation

(Unaudited, dollars in thousands)

	Three Months Ended
	March 31,
	2012	2011

Net income	$207	$5,538
Loss on early extinguishment of debt	5,112	—

Pro-forma Net Income	$5,319	$5,538

Hawaiian Telcom Holdco, Inc.

Net Debt to LTM Adjusted EBITDA Ratio

(Unaudited, dollars in thousands)

Long-term debt as of March 31, 2012	$295,568
Less cash on hand	(60,048)
Net Debt as of March 31, 2012	$235,520

LTM Adjusted EBITDA as of March 31, 2012	$121,065

Net Debt to Adjusted EBITDA	1.95x

Hawaiian Telcom Holdco, Inc.

Volume Information

(Unaudited)

	March 31,	March 31,	Change
	2012	2011	Number	Percentage

Voice access lines
Residential	217,470	237,507	(20,037)	-8.4%
Business	186,854	193,216	(6,362)	-3.3%
Public	4,559	4,762	(203)	-4.3%
	408,883	435,485	(26,602)	-6.1%

High-Speed Internet lines
Residential	85,518	83,293	2,225	2.7%
Business	17,714	16,716	998	6.0%
Wholesale	1,126	1,182	(56)	-4.7%
	104,358	101,191	3,167	3.1%

Long distance lines
Residential	133,648	145,448	(11,800)	-8.1%
Business	76,197	78,685	(2,488)	-3.2%
	209,845	224,133	(14,288)	-6.4%

Video
Subscribers	3,866	—	3,866	NA
Homes Enabled	41,200	—	41,200	NA

	March 31,	December 31,	Change
	2012	2011	Number	Percentage

Voice access lines
Residential	217,470	223,009	(5,539)	-2.5%
Business	186,854	189,035	(2,181)	-1.2%
Public	4,559	4,623	(64)	-1.4%
	408,883	416,667	(7,784)	-1.9%

High-Speed Internet lines
Residential	85,518	84,634	884	1.0%
Business	17,714	17,442	272	1.6%
Wholesale	1,126	1,156	(30)	-2.6%
	104,358	103,232	1,126	1.1%

Long distance lines
Residential	133,648	136,921	(3,273)	-2.4%
Business	76,197	76,160	37	0.0%
	209,845	213,081	(3,236)	-1.5%

Video
Subscribers	3,866	1,620	2,246	138.6%
Homes Enabled	41,200	27,400	13,800	50.4%